    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 22, 2001
                                                      REGISTRATION NO. 333-55882
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------


                                 AMENDMENT NO. 3
                                       TO
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           ---------------------------


                            PARKWAY PROPERTIES, INC.
             (Exact name of registrant as specified in its charter)

                           MARYLAND                                                                    74-2123597
                (State or other jurisdiction                                                       (I.R.S. Employer
              of incorporation or organization)                                                   Identification No.)

                          ONE JACKSON PLACE, SUITE 1000
                             188 EAST CAPITOL STREET
                         JACKSON, MISSISSIPPI 39201-2195
                                 (601) 948-4091
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                                STEVEN G. ROGERS
                      CHIEF EXECUTIVE OFFICER AND PRESIDENT
                          ONE JACKSON PLACE, SUITE 1000
                             188 EAST CAPITOL STREET
                         JACKSON, MISSISSIPPI 39201-2195
                                 (601) 948-4091
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           ---------------------------

                                   Copies to:

                             JOSEPH P. KUBAREK, ESQ.
                        JAECKLE FLEISCHMANN & MUGEL, LLP
                             800 FLEET BANK BUILDING
                              TWELVE FOUNTAIN PLAZA
                             BUFFALO, NEW YORK 14202
                                 (716) 856-0600
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
    IF THE ONLY SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED PURSUANT TO A DIVIDEND OR INTEREST REINVESTMENT PLAN, PLEASE CHECK THE FOLLOWING BOX. |_|
    IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OTHER THAN THE SECURITIES OFFERED ONLY IN CONNECTION WITH DIVIDEND OR INTEREST REINVESTMENT PLANS, CHECK THE FOLLOWING BOX. |X|
    IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(b) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. |_|
    IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(c) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. |_|
    IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, PLEASE CHECK THE FOLLOWING BOX. |_|
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.



================================================================================

                              SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED AUGUST 22, 2001


PROSPECTUS
                                2,217,857 SHARES

                            PARKWAY PROPERTIES, INC.

                                  COMMON STOCK

                           -------------------------


                  This Prospectus relates to the offer and sale from time to time of up to 2,217,857 shares of our common stock by the stockholder listed below under "Selling Stockholder" and any additional shares of our common stock that may be issued to the Selling Stockholder in accordance with the antidilution provisions of our Series B Cumulative Convertible Preferred Stock. The Selling Stockholder has the right to acquire such shares on the conversion of 2,142,857 shares of our Series B preferred stock that the Selling Stockholder purchased on June 21, 2001 and July 3, 2001 for a net purchase price of $34.30 per share and pursuant to the exercise of a Warrant held by the Selling Stockholder that gives the Selling Stockholder the right to purchase 75,000 shares of our common stock at a purchase price, subject to adjustment, of $35.00 per share. We are registering the offer and sale of these shares of common stock issuable upon exchange of the Series B preferred stock and pursuant to the Warrant to provide the Selling Stockholder with freely tradable securities pursuant to the terms of agreements between us and the Selling Stockholder.


                  Our common stock trades on the New York Stock Exchange under the symbol "PKY."


                  SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN RISK FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.


                  We have debt and refinancing risks. We are subject to risks particular to real estate investments, the economic conditions of our primary markets and our operation as a real estate investment trust. In addition, our common stock is subject to certain restrictions on ownership and transfer designed to assist us in maintaining our status as a real estate investment trust for federal income tax purposes. These ownership restrictions and our Stockholder Rights Agreement may preclude the acquisition of our control. See "Risk Factors."

                  The Selling Stockholder from time to time may offer and sell the 2,217,857 shares of common stock held by it directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying prospectus supplement. The Selling Stockholder reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the shares to be made directly or through agents.

                  We will not receive any of the proceeds from the sale by the Selling Stockholder but we have agreed to pay certain expenses of registration of the shares under federal and state securities laws.

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
           SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
              SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------


                 The date of this Prospectus is August 22, 2001.

                                TABLE OF CONTENTS


Description                                                                                                    Page
-----------                                                                                                    ----

About This Prospectus.............................................................................................3
Where you can Find More Information...............................................................................4
Incorporation of Certain Documents by Reference...................................................................5
The Company.......................................................................................................6
Recent Developments...............................................................................................7
Securities to be Offered..........................................................................................7
Risk Factors......................................................................................................8
         We have existing debt and refinancing risks that could affect our cost of operations...................................................................................8
         We have substantial debt obligations and some of our properties secure our mortgage debt........................................................................8
         Fluctuations in interest rates may adversely affect our operations.......................................9
         No limitation on debt could result in our becoming more highly leveraged.................................9
         Our real estate investments are subject to risks particular to real estate investments.........................................................................9
         The cost and terms of mortgage financings may render the sale or financing of a property difficult or unattractive..............................................10
         The economic conditions of our primary markets affect our operations....................................10
         Tenant defaults could adversely affect our operations...................................................10
         Illiquidity of real estate may limit our ability to vary our portfolio..................................11
         We are exposed to potential environmental liability.....................................................11
         Competition for tenants and acquisition and development opportunities may impact rents and available space, as well as increase
                  purchase and development costs.................................................................12
         Uninsured and underinsured losses may adversely affect operations.......................................12
         Increases in property taxes could adversely affect our distributions to stockholders...................................................................................13
         The market price of our common stock may be subject to significant downward pressure if the holders of shares of Series B
                  preferred stock convert and sell material amounts of our
                  common stock and/or holders of Series B preferred stock
                  participate in short sales of our common stock.................................................13
         Cost of compliance with and potential liability under the Americans with Disabilities Act could be substantial.....................................................13
         Our Chairman serves as the Chairman of another REIT, EastGroup
                  Properties, Inc., and a company related to the Selling
                  Stockholder has a director on EastGroup's board................................................14

Description                                                                                                    Page
-----------                                                                                                    ----


         Limitations on the ownership of our common stock and our Stockholder
                  Rights Agreement may preclude the acquisition of our control...................................14
         There are certain risks associated with our REIT status and additional risks if we fail to qualify as a REIT..........................................................15
Description of Capital Stock.....................................................................................16
Registration Rights..............................................................................................21
Selling Stockholder..............................................................................................21
Use of Proceeds                     .............................................................................22
Certain Provisions of our Charter, Bylaws, Stockholders' Rights Plan and Maryland Law............................23
Federal Income Tax Considerations................................................................................25
Plan of Distribution.............................................................................................37
Legal Matters....................................................................................................40
Experts..........................................................................................................40



                              ABOUT THIS PROSPECTUS


                  You should read this Prospectus carefully. This Prospectus contains information you should consider when making an investment decision. You should rely only on the information provided or incorporated by reference in this Prospectus. We have not authorized anyone else to provide you with different information. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy any securities to any person in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of this Prospectus.

                       WHERE YOU CAN FIND MORE INFORMATION


                  We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. You can also inspect reports and other information we file at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                  We have filed a Registration Statement of which this Prospectus is a part and related exhibits with the SEC under the Securities Act of 1933, as amended. The Registration Statement contains additional information about us and our common stock. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. You may view the Registration Statement and exhibits on the SEC's web site or, without charge, at the SEC's public reference rooms, and you may obtain copies from the SEC at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


                  The SEC allows us to "incorporate by reference" the information we file with them: That means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information that we file with the SEC will automatically update and supersede this information.

                  We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), until the Selling Stockholder sells all the shares.

                  - Our Annual Report on Form 10-K, as amended, for the year ended December 31, 2000.

                  - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

                  - Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

                  - Our Current Report on Form 8-K filed with the SEC on May 30, 2001.

                  - Our Current Report on Form 8-K filed with the SEC on June 21, 2001.

                  - Our Current Report on Form 8-K filed with the SEC on July 3, 2001.

                  You may request a free copy of these filings (other than exhibits, unless they are specifically incorporated by reference in the documents) by writing or telephoning us at the following address and telephone number:

                                            Parkway Properties, Inc.
                                            One Jackson Place, Suite 1000
                                            188 East Capitol Street
                                            Jackson, Mississippi   39201-2195
                                            Attention:  Chief Financial Officer
                                            (601) 948-4091

                                   THE COMPANY



                  We are a real estate investment trust specializing in the operations, leasing, management, acquisition and financing of office properties in the Southeastern United States and Texas. The Company is a self-administered REIT in that it provides its own investment and administrative services internally through its own employees. The Company is also self- managed as it internally provides the management and maintenance services that its properties require through its own employees, such as property managers, leasing professionals and engineers. Parkway and its predecessors have been public companies engaged in the real estate business since 1971, and its present senior management has been with Parkway since the 1980's. The management team has had experience managing a public real estate company through all phases of the real estate business cycle. As of August 20, 2001, we owned or had an interest in 49 office properties located in eleven states encompassing approximately 8.2 million net rentable square feet. We seek to acquire Class A, A- or B office properties ranging in size from 50,000 to 500,000 net rentable square feet in markets characterized by above- average employment and population growth. Office properties are designated Class A, A- or B based on a combination of factors including rent, building finishes, system standards and efficiency, building amenities, location/accessibility and market perception. Class A properties represent the most prestigious buildings competing for premier office users with rents above average for the area. These buildings generally have high quality standard finishes, state of the art systems, exceptional accessibility and a definite market presence. Class B office buildings compete for a wide range of users with rents in the average range for the area. Building finishes are fair to good for the area and systems are adequate, but the building does not compete with Class A at the same price.


                  In order for us to qualify as a real estate investment trust, we are required to annually distribute at least 95% (90% for tax years beginning after December 31, 2000) of our taxable income, excluding capital gain income. See Section 857(a) of the Internal Revenue Code of 1986, as amended (the "Code"). This distribution requirement could adversely affect our ability to use earnings for improvements or acquisitions because funds distributed to stockholders would not be available for capital improvements to existing properties or for acquiring additional properties.

                  Our principal executive offices are located at One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, Mississippi 39201-2195, and our telephone number is (601) 948-4091 or (800) 748-1667. We also have a website at www.pky.com.

                              RECENT DEVELOPMENTS



                  In June 2001, we purchased an office building and adjacent parking garage in Chicago, Illinois. We purchased the office building located at 233 North Michigan Avenue and the adjacent, four-level structured parking garage for $173,500,000 in cash. The purchase was completed through our wholly-owned subsidiary, Parkway 233 North Michigan, L.L.C. The total purchase price, including closing costs, anticipated first year capital expenditures and leasing commissions, is expected to be approximately $175,050,000. The building contains 1,067,000 rentable square feet, that includes office, retail and storage and, at June 25, 2001, was 89% leased. The purchase was funded in part from a $106 million fixed rate, non-recourse, first mortgage with Deutsche Bank Alex Brown. The interest rate on the mortgage is 7.35%, inclusive of amortized financing.


                  We repurchased additional shares of our common stock. Since January 1, 2001 we have repurchased 485,000 shares of our common stock at an average price of $28.95 per share. Since June 1998, we have repurchased 1,999,293 shares of our common stock, which represents approximately 18 percent of the common stock outstanding when the buyback program was initiated on June 30, 1998. We have authority to purchase an additional 500,707 shares of common stock under the existing authorization from our Board of Directors.


                            SECURITIES TO BE OFFERED



                  This Prospectus relates to the offer and sale from time to time by the Selling Stockholder of up to 2,217,857 shares of our common stock to be issued to the Selling Stockholder on the conversion of shares of our Series B preferred stock (and any additional shares of our common stock issuable to the Selling Stockholder in accordance with the antidilution provisions of our Series B preferred stock) and on the exercise of the Warrant. Under the terms of our agreement with the Selling Stockholder, we sold the 2,142,857 shares of Series B preferred stock to the Selling Stockholder in two closings held on June 21, 2001 and July 3, 2001, for a net purchase price of $34.30 per share. The shares of Series B preferred stock are convertible into common stock on a one for one basis at any time after December 31, 2002, and are entitled to quarterly dividends in arrears equal to the greater of $.73 per share or the dividend on the number of shares of common stock into which a share of Series B preferred stock is convertible. The Warrant gives the Selling Stockholder the right to purchase 75,000 shares of common stock at a purchase price, subject to adjustment, of $35.00 per share and expires on October 6, 2007. We are registering the shares to provide the Selling

Stockholder with freely tradeable securities pursuant to registration rights provisions contained in the Operating Agreement between us and the Selling Stockholder.


                                  RISK FACTORS


                  From time to time, we may make forward-looking statements (within the meaning of Section 27A of the Securities Act and Section 21F of the Exchange Act), in documents filed under the Securities Act, the Exchange Act, press releases or other public statements. If we make forward-looking statements, we assume no obligation to update forward-looking statements. Stockholders should not place undo reliance on forward-looking statements as they involve numerous risks and uncertainties that could cause actual results to differ materially from the results stated or implied in the forward-looking statements. In addition to specific factors that may be disclosed simultaneously with any forward-looking statement, some of the factors related to us and our businesses that could cause actual results to differ materially from a forward-looking statement are set forth below.

WE HAVE EXISTING DEBT AND REFINANCING RISKS THAT COULD AFFECT OUR COST OF OPERATIONS.

                  We currently have both fixed and variable rate indebtedness and may incur indebtedness in the future, including borrowings under our credit facilities, to finance possible acquisitions and for general working purposes. Our total indebtedness as of December 31, 2000 was approximately $307.4 million. As of December 31, 2000, our fixed rate indebtedness carried an average interest rate of 7.47%. The interest rate range on our individual mortgages as of December 31, 2000 was 6.945% to 8.375%. Also, as of December 31, 2000, the interest rate on our line of credit or variable rate debt was 8.096%. As a result, we are and expect to be subject to the risks normally associated with debt financing including:

                  -        interest rates may rise; and

                  - we may be unable to refinance or repay the debt as it becomes due.

                  An increase in interest rates and the inability to refinance or repay debt as it becomes due may force us to refinance or to incur additional indebtedness at higher rates and additional cost.

WE HAVE SUBSTANTIAL DEBT OBLIGATIONS AND SOME OF OUR PROPERTIES SECURE OUR MORTGAGE DEBT.

                  As of December 31, 2000, 17 of our properties secured $138.5 million of our nonrecourse mortgage indebtedness and a group of 12 of our properties secured $87 million of our nonrecourse indebtedness. Our remaining 20 properties were not encumbered. Future acquisitions may also be used to secure our debt. If we are unable to repay indebtedness as payments are required during the term of the loan or at maturity, we may have to sell properties to repay our debt, or properties may be foreclosed upon or otherwise transferred to the mortgagee which would cause us to lose income and asset value.

FLUCTUATIONS IN INTEREST RATES MAY ADVERSELY AFFECT OUR OPERATIONS.

                  As of December 31, 2000, we had approximately $81.9 million of variable interest rate debt. As of December 31, 2000, our fixed rate indebtedness carried an average interest rate of 7.47%. The interest rate range on our individual mortgages as of December 31, 2000 was 6.945% to 8.375%. Also, as of December 31, 2000, the interest rate on our line of credit or variable rate debt was 8.096%. We may also incur indebtedness in the future that bears interest at a variable rate or we may be required to refinance our debt at higher rates. Accordingly, increases in interest rates could adversely affect our financial condition and our ability to pay expected distributions to stockholders.

NO LIMITATION ON DEBT COULD RESULT IN OUR BECOMING MORE HIGHLY LEVERAGED.

                  As of December 31, 2000, our ratio of debt to total market capitalization was approximately 46.27%. Our governing documents do not limit the amount of indebtedness we may incur. Accordingly, our Board of Directors could alter our current debt structure and would do so, for example, if it were necessary to maintain our status as a REIT. We might become more highly leveraged as a result, and our financial condition and cash available for distribution to stockholders might be negatively affected and the risk of default on our indebtedness could increase.

OUR REAL ESTATE INVESTMENTS ARE SUBJECT TO RISKS PARTICULAR TO REAL ESTATE INVESTMENTS.

                  Our investments are generally made in office properties. We are, therefore, generally subject to risks incidental to the ownership of real estate. These risks include:

                  - changes in supply of or demand for office properties or tenants for such properties in an area in which we have buildings;

                  -        the ongoing need for capital improvements;

                  - changes in real estate tax rates and other operating expenses;

                  -        changes in tax, real estate and zoning laws;

                  -        changes in governmental rules and fiscal policies;
                           and

                  - civil unrest, acts of war, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses) and other factors beyond our control.

                  Should any of these events occur, our financial condition and our ability to make expected distributions to stockholders could be adversely affected.

THE COST AND TERMS OF MORTGAGE FINANCINGS MAY RENDER THE SALE OR FINANCING OF A PROPERTY DIFFICULT OR UNATTRACTIVE.

                  As of December 31, 2000, 29 of our properties are subject to non-recourse indebtedness. The sale of a property subject to a mortgage may trigger pre-payment penalties or yield maintenance or make-whole payments to the lender, which would reduce the amount of gain on the sale of properties and could make the sale of the property less likely.

THE ECONOMIC CONDITIONS OF OUR PRIMARY MARKETS AFFECT OUR OPERATIONS.

                  Substantially all of our properties are located in the Southeastern United States and Texas and, therefore, our financial condition and ability to make expected distributions to our stockholders is linked to economic conditions in these markets as well as the market for office space generally.

TENANT DEFAULTS COULD ADVERSELY AFFECT OUR OPERATIONS.

                  Substantially all of our revenues and income come from rental income from real property. As such, our revenues and income could be adversely affected if a significant number of our tenants defaulted under their lease obligations. Our ability to manage our assets is also subject to federal bankruptcy laws and state laws that limit creditors' rights and remedies available to real property owners to collect delinquent rents. If a tenant becomes insolvent or bankrupt, we cannot be sure that we could recover the premises from the tenant promptly or from a trustee or debtor-in-possession in any bankruptcy proceeding relating to that tenant. We also cannot be sure that we would receive rent in the proceeding sufficient to cover our expenses with respect to the premises. If a tenant becomes bankrupt, the federal bankruptcy code will apply and, in some instances, may restrict the amount and recoverability of our claims against the tenant. A tenant's default on its obligations to us could adversely affect our financial condition and the cash we have available for distributions to our stockholders.

ILLIQUIDITY OF REAL ESTATE MAY LIMIT OUR ABILITY TO VARY OUR PORTFOLIO.

                  Real estate investments are relatively illiquid. Our ability to vary our portfolio in response to changes in economic and other conditions will therefore be limited. In addition, the Code limits our ability to sell our properties. Code Section 857(b)(6) imposes a penalty tax of 100% on the gain derived from prohibited transactions, which are defined as sales of property primarily held for sale to customers in the ordinary course of a trade or business. The frequency of sales and the holding period of the property sold are two primary factors in determining whether the property sold fits within this definition. These considerations may limit the opportunities for the company to sell its properties. If we must sell an investment, we cannot assure that we will be able to dispose of the investment in the time period we desire or that the sales price of the investment will recoup or exceed our cost for the investment.

WE ARE EXPOSED TO POTENTIAL ENVIRONMENTAL LIABILITY.

                  Our operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of complying with future legislation. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under, or in such property. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate the property properly, may adversely affect the owner's ability to borrow by using such real property as collateral. Any person who arranges for the transportation, disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of those substances at the disposal or treatment facility, whether or not the facility is or ever was owned or operated by that person. Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials ("ACMs"), into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs or other hazardous materials. We do not know of any material ACM issues at our properties. However, there can be no assurance that ACMs do not exist at our properties. If there are ACMs at the properties that require removal or other remediation, the cost could be substantial and could have an adverse effect on the value of the property.

                  Environmental laws may also impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, and these restrictions may require expenditures. For example, the laws referred to in the preceding paragraph regulate the use, handling and storage of hazardous substances (which even include commercially available cleaning products) at our properties and certain state laws may restrict the transfer of properties that have reported environmental conditions. In connection with the ownership and operation of our properties, we may be potentially liable for any costs. The cost of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could materially adversely affect our results of operations and financial condition and our ability to make expected distributions to stockholders.

                  Environmental due diligence performed in connection with the purchase of the Schlumberger property in Houston, Texas (formerly the Veritas Technology Center), disclosed that the Texaco-branded service station located on the neighboring property has released certain petroleum products which may have migrated from the station to the Schlumberger property. The owner of the neighboring property, Star Enterprise, pursuant to an indemnity agreement dated January 1998 between Star Enterprise and Veritas Real Estate (U.S.A.), Inc. (the prior owner of the Schlumberger property), has agreed to indemnify and hold harmless all future owners of the Schlumberger property from all losses incurred in connection with the presence of petroleum hydrocarbons on the Schlumberger property from the station. We believe that Star Enterprise has sufficient financial resources to indemnify us for any potential costs related to the clean up of the petroleum hydrocarbons. However, if Star Enterprise is unable to fully comply with its indemnity obligation, we may be subject to liability and costs associated with any clean up of the petroleum hydrocarbons.

COMPETITION FOR TENANTS AND ACQUISITION AND DEVELOPMENT OPPORTUNITIES MAY IMPACT RENTS AND AVAILABLE SPACE, AS WELL AS INCREASE PURCHASE AND DEVELOPMENT COSTS.

                  All of our properties are located in developed areas where there are many other office properties and real estate companies that compete with us for tenants and for acquisition and development opportunities. Some of our competitors are larger than we are and have greater financial resources than we do. This competition could:

                  - make it difficult for us to rent space at our properties;

                  - make rents currently charged lower than we expect and the terms of renewal or re-lease (including the cost of required renovations or concessions to tenants) less favorable to us than the prior lease; and

                  - cause the cost of properties we wish to purchase to rise.

UNINSURED AND UNDERINSURED LOSSES MAY ADVERSELY AFFECT OPERATIONS.

                  We, or in certain instances, tenants of our properties, carry commercial general liability, fire and extended coverage insurance with respect to our properties. This coverage has policy specifications and insured limits that we believe are customarily carried for similar properties. We plan to obtain similar coverage for properties we acquire in the future. However, certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, may be either uninsurable or not economically insurable. Should a property sustain damage, we may incur losses due to insurance deductibles, to co-payments on insured losses or to uninsured losses. In the event of a substantial property loss, the insurance coverage may not be sufficient to pay the full current market value or current replacement cost of the property. In the event of an uninsured loss, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it not feasible to use insurance proceeds to replace a property after it has been damaged or destroyed. Under such circumstances, the insurance proceeds we receive might not be adequate to restore our economic position with respect to such property.

INCREASES IN PROPERTY TAXES COULD ADVERSELY AFFECT OUR DISTRIBUTIONS TO STOCKHOLDERS.

                  Our properties are subject to real property taxes. The real property taxes on the properties may increase or decrease as property tax rates change and as the value of the properties are assessed or reassessed by taxing authorities. If property taxes increase, our ability to make distributions to our stockholders could be adversely affected.





THE MARKET PRICE OF OUR COMMON STOCK MAY BE SUBJECT TO SIGNIFICANT DOWNWARD PRESSURE IF THE HOLDERS OF SHARES OF SERIES B PREFERRED STOCK CONVERT AND SELL MATERIAL AMOUNTS OF OUR COMMON STOCK AND/OR HOLDERS OF SERIES B PREFERRED STOCK PARTICIPATE IN SHORT SALES OF OUR COMMON STOCK.

                  Significant downward pressure on the market price of our common stock could develop as holders of Series B preferred stock convert and sell material amounts of common stock. Any such sales could encourage short sales by holders of shares of Series B preferred stock or others, placing further downward pressure on the market price of our common stock.


COST OF COMPLIANCE WITH AND POTENTIAL LIABILITY UNDER THE AMERICANS WITH DISABILITIES ACT COULD BE SUBSTANTIAL.

                  Under the Americans with Disabilities Act of 1990, as amended, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. Compliance with the public accommodations provision of the ADA could require the removal of access barriers, and noncompliance could result in the imposition of fines, awards of damages to private litigants and/or a court order to remove access barriers. Additional legislation may impose further burdens or restrictions on owners with respect to access by disabled persons. In many instances, the applicability and requirements of the ADA are not clear. Accordingly, the cost of compliance with the ADA or such legislation is not currently ascertainable, and, while such costs are not expected to have a material adverse effect on our financial condition, such costs could be substantial. We have not undertaken ADA studies of all of our properties and, as to those properties with respect to which we have not undertaken ADA studies, possible costs of compliance could arise.

OUR CHAIRMAN SERVES AS THE CHAIRMAN OF ANOTHER REIT, EASTGROUP PROPERTIES, INC., AND A COMPANY RELATED TO THE SELLING STOCKHOLDER HAS A DIRECTOR ON EASTGROUP'S BOARD.

                  Leland R. Speed serves as our Chairman and as the Chairman of EastGroup Properties, Inc., a REIT with a focus on industrial properties principally in the Sunbelt area of the United States. Rothschild Realty Inc., the fund manager of the Selling Stockholder, is also the fund manager of Five Arrows Realty Securities II L.L.C. ("Five Arrows II"), a related company (the sole managing member of which is Rothschild Realty Investors IIA, L.L.C., also a related company). Five Arrows II beneficially owns approximately 20% of the common stock of EastGroup, and has a representative, D. Pike Aloian, on EastGroup's Board of Directors. Mr. Aloian also is a manager of Rothschild Realty Investor III, L.L.C., the sole managing member of the Selling Stockholder. Matthew W. Kaplan, the representative of the Selling Stockholder, a manager of Rothschild Realty Investors IIA, L.L.C. and a manager of Rothschild Realty III, L.L.C., is a member of our Board of Directors. EastGroup's offices are separate from ours and we have no other common directors or officers. As we both carry out our strategic plans, our management and the management of EastGroup have each stated their intentions not to transfer properties between our two companies, and we each intend to pursue our distinct corporate plan. There can be no assurance that conflicts of interest will not arise between EastGroup and us in the future. In the event that there is a transaction between EastGroup and us, there can be no assurance that the terms will be as favorable to us as they would have been if the described relationships did not exist.

LIMITATIONS ON THE OWNERSHIP OF OUR COMMON STOCK AND OUR STOCKHOLDER RIGHTS AGREEMENT MAY PRECLUDE THE ACQUISITION OF OUR CONTROL.

                  Certain provisions contained in our Charter and Bylaws, our Stockholder Rights Agreement, and certain provisions of Maryland law may have the effect of discouraging a third party from making an acquisition proposal for us and may thereby inhibit a change of control. Provisions of our Charter are designed to assist us in maintaining our qualification as a REIT under the Code by preventing concentrated ownership of our capital stock that might jeopardize REIT qualification. Among other things, these provisions provide that, if a transfer of our stock or a change in our capital structure would result in any person (as defined in the Charter) directly or indirectly acquiring beneficial ownership of more than 9.8% (in value or in number, whichever is more restrictive) of our outstanding capital stock excluding Excess Stock, our outstanding shares being constructively or beneficially owned by fewer than 100 persons, or our being "closely held" within the meaning of Code Section 856, then:

                  - any proposed transfer will be void from the beginning and we will not recognize such transfer;

                  - we will have the right to redeem the shares proposed to be transferred; and

                  - the shares proposed to be transferred will be automatically converted into and exchanged for shares of a separate class of stock, the Excess Stock.

                  Excess Stock has no dividend or voting rights but holders of Excess Stock do have certain rights in the event of our liquidation, dissolution or winding up. Our Charter provides that we will hold the Excess Stock as trustee for the person or persons to whom the shares are ultimately transferred, until the time that the shares are retransferred to a person or persons in whose hands the shares would not be Excess Stock and certain price-related restrictions are satisfied. These provisions may have an anti-takeover effect by discouraging tender offers or purchases of large blocks of stock, thereby limiting the opportunity for stockholders to receive a premium for their shares over then-prevailing market prices. Under the terms of our Charter, the Board of Directors has the authority to waive these ownership restrictions. The Board of Directors has waived the restrictions with respect to the ownership of the shares of Series B preferred stock issuable to the Selling Stockholder and the shares of common stock into which it may be converted, and the common stock issuable upon exercise of the Warrant, subject to requirements that are meant to insure that our REIT qualification would not be jeopardized.

                  In addition, we have a Stockholder Rights Agreement. The rights issued under the agreement will be triggered, with certain exceptions, if and when any person or group acquires, or commences a tender offer to acquire, 15% or more of our shares without first consulting with our Board (an "acquiring person"). The rights plan is intended to prevent abusive hostile takeover attempts by requiring a potential acquirer to negotiate the terms with our Board of Directors. It does this by causing potential dilution of the holdings of the acquiring person by distributing discounted rights to purchase our shares or participate in a business combination transaction to all stockholders other than the acquiring person. However, the rights plan could have the effect of deterring or preventing our acquisition, even if a majority of our stockholders were in favor of such acquisition, and could have the effect of making it more difficult for a person or group to gain control of us or to change existing management.

THERE ARE CERTAIN RISKS ASSOCIATED WITH OUR REIT STATUS AND ADDITIONAL RISKS IF WE FAIL TO QUALIFY AS A REIT.

                  We believe that we have operated in a manner so as to qualify as a REIT under the Code for each of our taxable years since 1997. To qualify as a REIT we must satisfy numerous requirements (some on an annual and quarterly basis) established under the highly technical and complex Code provisions, which include:

                  - maintaining ownership of specified minimum levels of real estate related assets;

                  - generating specified minimum levels of real estate related income;

                  - maintaining certain diversity of ownership requirements with respect to our shares; and

                  - distributing at least 95% (90% for tax years after December 31, 2000) of all real estate investment taxable income on an annual basis.

The distribution requirement noted above could adversely affect our ability to use earnings for improvements or acquisitions because funds distributed to stockholders would not be available for capital improvements to existing properties or for acquiring additional properties.

                  Only limited judicial and administrative interpretations exist of these rules. In addition, qualification as a REIT involves the determination of various factual matters and circumstances not entirely within our control.

                  If we fail to qualify as a REIT, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at corporate rates. In addition, unless entitled to relief under certain statutory provisions, we will be disqualified from treatment as a REIT for the four taxable years following the year during which we failed to qualify. This treatment would reduce net earnings available for investment or distribution to stockholders because of the additional tax liability for the year or years involved. In addition, we would no longer be required to make distributions to our stockholders. To the extent that distributions to stockholders had been made based on our qualifying as a REIT, we might be required to borrow funds or to liquidate certain of our investments to pay the applicable tax.

                  As a REIT, we have been and will continue to be subject to certain federal, state and local taxes on our income and property.


                          DESCRIPTION OF CAPITAL STOCK


                  The following description is only a summary of certain terms and provisions of our capital stock. You should refer to our Charter and Bylaws for the complete provisions thereof.

                  The total number of shares of capital stock of all classes that we are authorized to issue is 100,000,000. Currently, the Charter authorizes the issuance of 65,097,143 shares of common stock, par value $.001 per share, 2,760,000 shares of 8.75% Series A Cumulative Redeemable Preferred Stock, par value $.00l per share, 2,142,857 shares of Series B Convertible Cumulative Preferred Stock, par value $.001 per share, and 30,000,000 shares of Excess Stock, par value $.001 per share. Only shares of common stock, Series A preferred stock and Series B preferred stock are now outstanding. The common stock and the Series A preferred stock are currently listed on the New York Stock Exchange under the symbols "PKY" and "PKY PrA" respectively.

                  We have issued to the Selling Stockholder a Warrant for 75,000 duly authorized, validly issued, fully paid and non-assessable shares of common stock at a purchase price, subject to adjustment, of $35.00 per share. The Warrant expires on October 6, 2007.

                  Our Shareholder Rights Agreement provides that the rights issued under the agreement will be triggered, with certain exceptions, if and when any person or group acquires, or commences a tender offer to acquire, 15% or more of our shares. We amended our Shareholder Rights Agreement to render the rights inapplicable to the acquisition and ownership of the shares of Series B preferred stock and the common stock into which it is convertible and the Warrant and the shares of common stock to be issued upon its exercise.

                  Our Board of Directors is authorized by the Charter, to classify and reclassify any of our unissued shares of capital stock, by setting, altering or eliminating the designation, preferences, conversion or other rights, voting powers, qualifications and terms and conditions of redemption of, limitations as to dividends and any other restrictions on, our capital stock. The power of the Board of Directors to classify and reclassify any of the shares of capital stock includes the authority to classify or reclassify such shares into a class of preferred stock.


                  Pursuant to the provisions of the Charter, if a transfer of stock occurs such that any person would own, beneficially or constructively, in excess of 9.8% of our outstanding capital stock (excluding shares of excess stock), then the amount in excess of the 9.8% limit will automatically be converted into shares of excess stock and any such transfer will be void from the beginning. However, such restrictions will not prevent the settlement of a transaction entered into through the facilities of any interdealer quotation system or national securities exchange upon which shares of our capital stock are traded. Notwithstanding the prior sentence, certain transactions may be settled by providing shares of excess stock. As of August 20, 2001, we had 9,371,372 shares of common stock outstanding. On an as converted and exercised basis, the Series B preferred stock and the Warrant represent approximately 19% of the common stock. Our Board of Directors has waived the ownership limit with respect to the Selling Stockholder's ownership of these securities. We have no present intention to sell any additional convertible securities and warrants.


                  The holders of common stock are entitled to one vote on all matters to be voted upon by the stockholders. The holders of common stock have no cumulative voting rights. Additionally, subject to the rights of holders of preferred stock, holders of common stock are entitled to receive such dividends as may be declared from time to time by the directors out of funds legally available therefor. The holders of shares of excess stock have no voting rights or dividend rights and shares of excess stock are not transferrable.

                  The common stock ranks junior to both the Series A preferred stock and the Series B preferred stock, our only other capital stock outstanding. The Series A preferred stock and the Series B preferred stock rank equally as to dividends and upon liquidation, dissolution and winding up. The Series B preferred stock also ranks equal with (i) any class or series of preferred stock with an aggregate liquidation preference of $35 million and (ii) any other class or series of preferred stock approved by the holders of the Series B preferred stock as provided for in the Articles Supplementary creating the Series B preferred stock.

                  Holders of Series A preferred stock receive dividends at the fixed rate of 8.75% per annum of their liquidation preference. The liquidation preference for the Series A preferred stock is $25.00 per share plus all accrued and unpaid dividends. Dividends on the Series A preferred stock are cumulative.

                  The Series A preferred stock is not redeemable prior to April 23, 2003 except as provided in our Charter. On and after April 23, 2003, the Series A preferred stock may be redeemed, at our option, for $25.00 per share plus all accrued and unpaid dividends, without interest. The redemption price (other than the portion consisting of accrued and unpaid dividends) is payable solely out of the proceeds of other capital stock and from no other source.

                  Holders of Series A preferred stock generally have no voting rights. However, whenever dividends on any shares of Series A preferred stock are in arrears for six or more quarters (whether consecutive or not), the holders of such shares may elect a total of two additional directors to serve on our Board of Directors. If and when all accumulated dividends and the dividend for the then current dividend period on the Series A preferred stock have been paid in full or set aside for payment in full, the holders thereof will be divested of the foregoing voting rights and the term of office of each preferred stock director so elected will terminate. In addition, certain changes to the terms of the Series A preferred stock cannot be made without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A preferred stock. Holders of Series A preferred stock will have certain other voting rights under Maryland law.

                  The Series A preferred stock is not convertible or exchangeable, except as provided in our Charter. The Series A preferred stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

                  The Series B preferred stock, unless converted by the holder or redeemed by us, has a perpetual term, with no maturity. Holders of Series B preferred stock are entitled to dividends per share equal to the greater of (i) the quarterly dividend payable for the applicable quarter per share of common stock into which the shares of Series B preferred stock are convertible or (ii) $.73 (the "Applicable Dividend Rate"). The dividends on Series B preferred stock are fully cumulative and, with respect to unpaid dividends, will accrue interest equal to the Applicable Dividend Rate divided by $34.30, compounded quarterly until such dividends are paid.

                  We can redeem the Series B preferred stock following the fifth anniversary of its original date of issuance (or earlier in the event of a change of control or "put event," as described in the next paragraph), provided, the initial redemption of the Series B preferred stock will not be less than 50% of the outstanding Series B preferred stock. We must send a notice of redemption containing specified information within certain time periods to the holders of the Series B preferred stock in the event of a redemption. During the period beginning on the date we mailed the notice and ending on the 60th day following the date of such mailing, each holder of the Series B preferred stock may exercise its conversion rights. Upon the 60th day following the mailing of the redemption notice to the holder of Series B preferred stock, and unless such holder of the Series B preferred stock has exercised its conversion rights, we will purchase from such holder (upon surrender by such holder at our principal office of the certificate representing such shares) such shares of Series B preferred stock specified in the redemption notice, at a price per share equal to the product of (i) $35.00 per share plus accrued and unpaid dividends (whether or not declared and accrued through the date of payment for redemption or the date payment is made available for payment to the holder thereof) plus a premium equal to the following percentage of $35.00:


Redemption Occurs
On or After:                            But Prior to:                           % Premium
----------------------                  ------------                            ---------
October 6, 2005                         October 5, 2006                              5.0
October 6, 2006                         October 5, 2007                              4.0
October 6, 2007                         October 5, 2008                              3.0
October 6, 2008                         October 5, 2009                              2.0
October 6, 2009                         October 5, 2010                              1.0
October 6, 2010                                                                      0.0

and (ii) the number of shares of Series B preferred stock to be redeemed as provided in the redemption notice.

                  Each holder of Series B preferred stock is entitled to require us to redeem the shares for 102% of its liquidation value, plus accrued and unpaid distributions whether or not declared, if any (the "Put Payment") upon our voluntary act, omission or participation in our change of control or a "put event." If a change of control or "put event" occurs that is not the result of our voluntary act, omission or participation, we may elect to make the Put Payment but may, in our discretion, elect not to make the Put Payment, in which event the conversion ratio will be revised to the greater of (i) 125% of the then current conversion ratio so that each share of Series B preferred stock will be convertible into 125% of the number of shares of common stock into which it would otherwise have been convertible and (ii) a fraction the denominator of which is 80.00% of the current market price and the numerator of which is $35.00. Notwithstanding the foregoing, if the SEC or its staff, by written communication to us, indicates that the provisions regarding redemption on a voluntary change of control or "put event" would preclude us from treating the shares of Series B preferred stock as equity on our financial statements, then we will have the right, in lieu of application of such provisions, to apply the conversion ratio revision alternative set forth in the provisions regarding an involuntary change of control or "put event."

                  Each share of Series B preferred stock is convertible, at any time after December 31, 2002, into 1.0 share of common stock (subject to adjustment). THE SHARES OF SERIES B PREFERRED STOCK ARE NOT CONVERTIBLE PRIOR TO DECEMBER 31, 2002 UNDER ANY CIRCUMSTANCES. The Series B preferred stock has a liquidation preference of $35.00 per share plus any accrued and unpaid dividends (whether or not declared).

                  Holders of Series B preferred stock are entitled to (i) vote on all matters submitted to the holders of common stock together with the holders of common stock as a single class and (ii) to vote or consent on all matters affecting the Series B preferred stock as a separate class. In certain circumstances, the Board will be expanded by two seats and the holders of Series B Preferred Stock will be entitled to elect these two directors (the "Preferred Directors").

                  So long as shares of Series B preferred stock are outstanding, without the consent of the holders of at least a majority of the outstanding Series B preferred stock voting separately as a class or by unanimous written consent of all of the holders of the Series B preferred stock (in addition to any other vote or consent of stockholders required by law or by the Charter), we may not (i) amend, alter or repeal the Articles Supplementary creating the Series B preferred stock; (ii) amend, alter or repeal any provision of the Charter which would adversely effect the rights of the holders of Series B preferred stock as such; (iii) amend, alter or repeal any provision of the Charter which would increase in any respect the restrictions or limitations on ownership applicable to the Series B preferred stock; (iv) amend, alter or repeal our Charter or Bylaws to limit the right of indemnification provided to any Preferred Director; (v) issue additional shares of Series B preferred stock (or a series of preferred stock that would vote as a class with the shares of Series B preferred stock with respect to the election of any Preferred Director) or shares of stock ranking senior or equal to the Series B preferred stock (as to dividends or upon liquidation, dissolution or winding up), provided that we may sell preferred stock ranking equal with the Series B preferred stock up to an aggregate liquidation preference of $35 million; or (vi) amend, alter or repeal any provision of the Charter or Bylaws to increase the number of directors on the Board beyond nine (not including any Preferred Directors).

                               REGISTRATION RIGHTS


                  We have filed the Registration Statement of which this Prospectus is a part pursuant to our obligations with respect to the shares under the Operating Agreement between the Selling Stockholder and us. The following summary is not complete and we encourage you to read the Operating Agreement for its complete terms.

                  Under the Operating Agreement, we granted the Selling Stockholder certain demand and piggyback registration rights with respect to the common stock issued on conversion of the Series B preferred stock and pursuant to the Warrant. These registration rights include the right to demand registration of all or part of the common stock issued on conversion of the Series B preferred stock and the Warrant, and the right to have such shares included when we register other shares of our common stock, either for our own account or another security holder. We must bear the expenses of satisfying the registration requirements resulting from the registration rights, except that the expenses will not include any underwriting discounts or commissions or transfer taxes relating to the shares.


                               SELLING STOCKHOLDER



                  The Selling Stockholder is Five Arrows Realty Securities III L.L.C. As of August 20, 2001, neither the Selling Stockholder nor any of its affiliates owns any of our common stock or shares of our Series A preferred stock other than 477 shares of common stock and options to purchase 7,500 shares of common stock with an exercise price of $29.95 per share that Matthew W. Kaplan has received as compensation for his services as a director of Parkway, and other than the Selling Stockholder's right to purchase shares of common stock upon exercise of the Warrant. The Selling Stockholder purchased and we sold to the Selling Stockholder the 2,142,857 shares of Series B preferred stock.


                  The Selling Stockholder is an investment fund the sole managing member of which is Rothschild Realty Investors III, L.L.C. 30% of which is owned by Rothschild Realty Group Inc. and 70% of which is owned by various individuals employed by Rothschild Realty Group Inc., none of whom own more than 18 percent of such membership interests. Rothschild Realty Group Inc. is a wholly-owned subsidiary of Rothschild Holdings Inc. Rothschild North America Inc. owns 84% of the economic interests and 100% of the voting power of Rothschild Holdings Inc. The fund manager for the Selling Stockholder is Rothschild Realty Inc., another wholly-owned subsidiary of Rothschild Holdings Inc.

                  In October 2000, we entered into an agreement with the Selling Stockholder that provides for the sale of 2,142,857 shares of Series B preferred stock and the Warrant for

75,000 shares of common stock. The shares of Series B preferred stock are convertible into common stock on a one for one basis at any time after December 31, 2002, and are entitled to quarterly dividends in arrears equal to the greater of $0.73 per share or the dividend on the number of shares of common stock into which a share of Series B preferred stock is convertible. Under the terms of the agreement with Five Arrows, we sold the 2,142,857 shares of Series B preferred stock to Five Arrows at two closings held on June 21, 2001 and July 3, 2001. The purchase price for the shares of Series B preferred stock was $35.00 per share (minus a discount of $.70 per share for a net purchase price of $34.30 per share). The Warrant, which was issued in October 2000 in connection with our agreement with the Selling Stockholder, gives the Selling Stockholder the right to purchase 75,000 shares of common stock at a purchase price, subject to adjustment, of $35.00 per share and expires on October 6, 2007. The Selling Stockholder purchased the shares of Series B preferred stock in the ordinary course of business and at the time of such purchases, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. In connection with the sale of the Series B preferred stock and the Warrant, we have entered into certain related agreements with Five Arrows, providing, among other things, for certain registration rights with respect to the common stock issued upon exercise of the Series B preferred stock and pursuant to the Warrant and the right to designate a member of the Board of Directors as described below. The Selling Stockholder may sell all, some or none of the shares.


                  The shares may be offered from time to time by the Selling Stockholder. The Selling Stockholder will not own more than one percent of the outstanding common stock following the offering pursuant to this Prospectus, assuming all of the shares offered hereby are sold. On an as converted and as exercised basis, the Series B preferred stock and the Warrant represent approximately 19 percent of the common stock if all of the shares offered hereby are not sold.

                  Matthew W. Kaplan, a member of our Board of Directors, is a Manager of the Selling Stockholder, a Managing Director of Rothschild Realty Inc., a manager of Rothschild Realty Investors III, L.L.C. and is the Selling Stockholder's nominee to the Board. The Selling Stockholder has the right to be represented on our Board pursuant to the terms of the Series B preferred stock.


                                 USE OF PROCEEDS


                  We will not receive any of the proceeds from the sales of common stock by the Selling Stockholder.

                   CERTAIN PROVISIONS OF OUR CHARTER, BYLAWS,
                   STOCKHOLDERS' RIGHTS PLAN AND MARYLAND LAW



                  Certain provisions of our Charter and Bylaws might discourage certain types of transactions that involve an actual or threatened change in our control that may involve a premium price for our capital stock or otherwise be in the best interests of the stockholders. See "Description of Capital Stock" on page 16. The issuance of shares of preferred stock or other capital stock by the Board of Directors may also have the effect of delaying, depriving or preventing a change in our control. The Bylaws contain certain advance notice requirements in the nomination of persons for election to the Board of Directors which could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the common stock might receive a premium for their common stock over the prevailing market price, or which such holders might believe to be otherwise in their best interests. In addition, on September 7, 1995, the Board of Directors adopted a stockholder rights plan which is intended to protect the stockholders in the event of coercive or unfair takeover tactics, or an unsolicited attempt to acquire control in a transaction the Board of Directors believes is not in the best interests of the stockholders. Under the plan, we declared a dividend of rights on our common stock. The rights issued under the plan will be triggered, with certain exceptions, if and when any person or group acquires, or commences a tender offer to acquire, 15% or more of our shares. The rights plan is intended to prevent abusive hostile takeover attempts by requiring a potential acquiror to negotiate the terms of an acquisition with our Board of Directors. However, it could have the effect of deterring or preventing our acquisition, even if a majority of our stockholders would be in favor of such acquisition, and could also have the effect of making it more difficult for a person or group to gain control of us or to change existing management.


                  Additionally, Maryland, the state of our incorporation, has certain anti-takeover statutes, including the "business combination" provisions and "control share acquisition" provisions, which may also have the effect of making it difficult to gain control of us or to change existing management. Under the Maryland General Corporation Law (the "MGCL"), certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the outstanding voting stock of the corporation or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate thereof, are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, in addition to any other required vote, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single voting group, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation (other than voting stock held by the Interested Stockholder who will, or whose affiliate will, be a party to the business combination or by an affiliate or associate of the Interested Stockholder) voting together as a single voting group. The extraordinary voting provisions do not apply if, among other things, the corporation's stockholders receive a price for their shares determined in accordance with the MGCL and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder.

                  The MGCL also provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter other than "interested shares" (shares of stock in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors: an "acquiring person," an officer of the corporation or an employee of the corporation who is also a director). "Control shares" are shares of stock which, if aggregated with all other such shares of stock owned by the acquiring person, or in respect of which such person is entitled to exercise or direct the exercise of voting power of shares of stock of the corporation in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the charter or bylaws of the corporation.

                  A person who has made or proposes to make a control share acquisition, under certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares upon delivery of an acquiring person statement containing certain information required by the MGCL, including a representation that the acquiring person has the financial capacity to make the proposed control share acquisition, and a written undertaking to pay the corporation's expenses of the special meeting (other than the expenses of those opposing approval of the voting rights). If no request for a meeting is made, the corporation may itself present the question at a stockholders' meeting.

                  If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the MGCL, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value, determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or, if a meeting of stockholders is held, as of the date of such meeting at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders' meeting before the control share acquisition and the acquiring person becomes entitled to exercise or direct the exercise of a majority or more of all voting power, all other stockholders may exercise rights of objecting stockholders under Maryland law to receive the fair value of their shares. The fair value of the shares for such purposes may not be less than the highest price per share paid by the acquiring person in the control share acquisition. Certain limitations and restrictions otherwise applicable to the exercise of the objecting stockholders' rights do not apply in the context of a control share acquisition.


                        FEDERAL INCOME TAX CONSIDERATIONS


INTRODUCTORY NOTES

                  The following discussion summarizes the material Federal income tax considerations that may be relevant to a prospective holder of securities of Parkway. This discussion is based on current law. The discussion is not exhaustive of all possible tax considerations and does not give a detailed discussion of any state, local, or foreign tax considerations. It also does not discuss all of the aspects of Federal income taxation that may be relevant to a prospective stockholder in light of his or her particular circumstances or to certain types of stockholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the Federal income tax laws.

                  EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.


TAXATION OF THE COMPANY

                  General. Parkway has elected to be taxed as a REIT under Code Sections 856 through 860 effective since January 1, 1997. Parkway's qualification and taxation as a REIT depends upon its ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests and organizational requirements imposed under the Code, as discussed below. Parkway believes that it is organized and has operated in such a manner as to qualify under the Code for taxation as a REIT since its inception, and it intends to continue to operate in such a manner. No assurances, however, can be given that Parkway will operate in a manner so as to qualify or remain qualified as a REIT. See "Failure to Qualify" below.

                  The following is a general summary of the material Code provisions that govern the Federal income tax treatment of a REIT and its stockholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, the regulations promulgated thereunder ("Treasury Regulations"), and administrative and judicial interpretations thereof.

                  If Parkway qualifies for taxation as a REIT, it generally will not be subject to Federal corporate income taxes on net income that it currently distributes to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a corporation.

                  Notwithstanding its REIT election, however, Parkway will be subject to Federal income tax in the following circumstances. First, Parkway will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if Parkway has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by foreclosure or otherwise on default of a loan secured by the property) that is held primarily for sale to customers in the ordinary course of business or
(ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if Parkway has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if Parkway should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which it fails the 75% or 95% test, multiplied by a fraction intended to reflect its profitability. Sixth, if Parkway should fail to distribute during each calendar year at least the sum of
(i) 85% of its REIT ordinary income for such year; (ii) 95% of its REIT capital gain net income for such year (for this purpose such term includes capital gains which Parkway elects to retain but which it reports as distributed to its stockholders. See "Annual Distribution Requirements" below); and (iii) any undistributed taxable income from prior years, Parkway would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if Parkway acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in Parkway's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and Parkway recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by it, then, to the extent of such property's built-in gain (the excess of the fair market value of such property at the time of acquisition by Parkway over the adjusted basis of such property at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Service regulations that have not yet been promulgated).

                  Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (i) which is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;
(iii) which would be taxable as a domestic corporation but for Code Sections 856 through 860; (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (vii) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (v) and (vi) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. Parkway has issued sufficient common stock with sufficient diversity of ownership to allow it to satisfy requirements (v) and (vi). In addition, Parkway's Charter contains restrictions regarding the transfer of its shares intended to assist in continuing to satisfy the share ownership requirements described in (v) and (vi) above. See "Capital Stock of Parkway -- Restrictions on Transfer."

                  In January 1998, Parkway completed its reorganization into an umbrella partnership REIT ("UPREIT") structure under which substantially all of the Company's office building real estate assets are owned by an operating partnership, Parkway Properties LP (the "Operating Partnership"). A wholly owned subsidiary of Parkway is the sole general partner of the Operating Partnership. Parkway owns all but .02% of the limited partnership interests. Parkway believes that the UPREIT structure will enable it to pursue new investment opportunities by giving Parkway the ability to offer units in the Operating Partnership to property owners in exchange for properties in transactions intended to achieve certain tax advantages.

                  In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Code Section 856, including satisfying the gross income and asset tests described below. Thus, Parkway's proportionate share of the assets, liabilities and items of income of the Operating Partnership and the non-corporate subsidiaries, which are either limited liability companies or partnerships, will be treated as assets, liabilities and items of income of Parkway for purposes of applying the requirements described herein.

                  Code Section 856(i) provides that a corporation that is a "qualified REIT subsidiary" shall not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities and items of income, deduction and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all the capital stock of which is owned by the REIT. In applying the requirements described herein, any "qualified REIT subsidiary" will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as assets, liabilities and items of income, deduction and credit of Parkway.

                  In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. Parkway's taxable year is the calendar year.

                  For tax years beginning prior to January 1, 1998, pursuant to applicable Treasury Regulations, to be able to elect to be taxed as a REIT, Parkway must maintain certain records and request on an annual basis certain information from its stockholders designed to disclose the actual ownership of its outstanding shares. Parkway has complied with such requirements. For tax years beginning January 1, 1998 and beyond, these records and informational requirements are no longer a condition to REIT election. Instead, a monetary penalty will be imposed for failure to comply with these requirements.

                  Income Tests. In order for Parkway to maintain qualification as a REIT, three separate percentage tests relating to the source of its gross income must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments described above, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, for tax years beginning prior to January 1, 1998, gain from the sale or other disposition of (i) stock or securities held for less than one year; (ii) prohibited transactions; and (iii) certain real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year.

                  Rents received by Parkway will qualify as "rents from real property" in satisfying the above gross income tests only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, amounts received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

                  Second, rents received from a tenant will not qualify as "rents from real property" if Parkway, or a direct or indirect owner of 10% or more of Parkway, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Under the newly enacted Ticket to Work and Work Incentives Act of 1990, signed into law on December 17, 1999, (hereinafter referred to as the "REIT Modernization Act"), for taxable years after December 31, 2000, Parkway will be able to lease its properties to a taxable REIT subsidiary and rents received from that subsidiary will not be disqualified from being "rents from real property" by reason of Parkway's ownership interest in the subsidiary. A taxable REIT subsidiary is a corporation, other than a REIT, in which a REIT directly or indirectly holds stock and that has made a joint election with the REIT to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary may be wholly or partially owned by a REIT and will be subject to regular federal income taxes. Rents received by Parkway from a taxable REIT subsidiary will be qualifying rents from real property for purposes of the REIT income tests, and will not be related party rent, so long as at least 90% of the property in question is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. In addition, for taxable years after December 31, 2000, Parkway may employ a taxable REIT subsidiary to provide both customary and noncustomary services to its tenants without causing the rent it receives from those tenants to fail to qualify as "rents from real property" under the REIT income tests. Parkway may also authorize a third party to retain a taxable REIT subsidiary to provide those same services, but a taxable REIT subsidiary is prohibited from operating or managing hotels and health care facilities, as well as from being a franchiser of any brand name under which a lodging or health care facility is operated. Several provisions of the REIT Modernization Act ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, the REIT will be required to pay a 100% excise tax on interest payments from a taxable REIT subsidiary to its affiliated REIT to the extent the interest rate is above a commercially reasonable level. The REIT will also be required to pay a 100% excise tax on rental payments it receives from tenants receiving services from the taxable REIT subsidiary to the extent they are above the amount that would be charged to tenants not receiving this service.

                  Third, if rent attributable to personal property that is leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Under current law, this 15% test is based on relative adjusted tax basis of both the real and personal property. Under the REIT Modernization Act, for taxable years after December 31, 2000, the test will be based on relative fair market value of the real and personal property.

                  Finally, under current law, for rents received to qualify as "rents from real property," Parkway generally must not operate or manage the property, or furnish or render services to tenants, other than through an "independent contractor" who is adequately compensated and from whom Parkway derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by Parkway are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." For taxable years beginning after December 31, 1997, rental income received by Parkway will not cease to qualify as "rents from real property" merely because Parkway performs noncustomary services for a tenant if the amount that Parkway receives as a result of performing such services does not exceed 1% of all amounts received directly or indirectly by Parkway with respect to such property. In applying this limitation, the amount that Parkway is treated as having received for performing such services will not be less than 150% of the direct cost to Parkway of providing those services. Parkway believes that all services that are provided to its tenants will be considered "usually or customarily" rendered in connection with the rental of comparable properties. Further, any noncustomary services will be provided only through qualifying independent contractors or within the 1% safe harbor described above. Parkway believes that the income generated from its currently owned assets and its proposed method of operations will permit it to meet the income tests outlined above. Under the REIT Modernization Act, as discussed above, for taxable years after December 31, 2000, Parkway can employ a taxable REIT subsidiary to provide both customary and noncustomary services to its tenants without causing the rent it receives from those tenants to fail to qualify as "rents from real property."

                  If Parkway fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if its failure to meet such tests was due to reasonable cause and not due to willful neglect, if Parkway attaches a schedule of the sources of its income to its federal income tax return for such years, and if any incorrect information on the schedules was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances Parkway would be entitled to the benefit of these relief provisions. As discussed above in "General," even if these relief provisions were to apply, a tax would be imposed with respect to the excess net income.

                  Asset Tests. At the close of each quarter of its taxable year, Parkway must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of Parkway's total assets must be represented by real estate assets (including stock or debt instruments held for not more than one year purchased with the proceeds of a stock or debt offering of the company), cash, cash items and government securities. Second, not more than 25% of Parkway's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by Parkway may not exceed 5% of the value of Parkway's total assets, and Parkway may not own more than 10% of any one issuer's outstanding voting securities (excluding securities of a qualified REIT subsidiary or another
REIT). The 5% test must generally be met for any quarter in which a REIT acquires securities of an issuer.

                  If Parkway should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if (i) it satisfied the asset tests at the close of the preceding calendar quarter, and (ii) the discrepancy between the value of Parkway's assets and the asset tests either did not exist immediately after the acquisition of any particular asset or was not wholly or partly caused by such an acquisition (e.g., the discrepancy arose from changes in the market values of its assets). If the conditions described in clause (ii) of the preceding sentence were not satisfied, Parkway could still avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

                  Under current law, of the investments included in the 25% asset class, the value of any one issuer's securities may not exceed 5% of the value of a REIT's total assets and a REIT may not own more than 10% of any one issuer's outstanding voting securities. Under the REIT Modernization Act, for taxable years after December 31, 2000, the 5% value test and the 10% voting security test are modified in two respects. First, the 10% voting security test will be expanded so that Parkway will also be prohibited from owning more than 10% of the value of the outstanding securities of any one issuer. Second, an exception to these tests will be created so that Parkway will be permitted to own securities of a subsidiary that exceed the 5%value test and the new 10% value test if the subsidiary elects to be classified as a taxable REIT subsidiary. In effect, the REIT Modernization Act, for taxable years after December 31, 2000, will allow a REIT to own up to 100% of the vote and/or value of the securities of a corporation which jointly elects, along with the REIT, to be treated as a taxable REIT subsidiary, provided that, in the aggregate, a REIT's total investment in its taxable REIT subsidiaries does not exceed 20% of the REIT's total assets. In addition, under the REIT Modernization Act, for taxable years after December 31, 2000, dividends from taxable REIT subsidiaries will be nonqualifying income for purposes of the 75%, but not the 95% gross income test.

                  Annual Distribution Requirements. Parkway, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (i) the sum of (a) 95% (90% for taxable years after December 31, 2000, pursuant to the REIT Modernization Act) of its "REIT taxable income" (computed without regard to the dividends paid deduction and the REIT's net capital gain) and (b) 95% (90% for taxable years after December 31, 2000, pursuant to the REIT Modernization Act) of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Parkway timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that Parkway does not distribute all of its net capital gain or distributes at least 95% (90% for taxable years after December 31, 2000, pursuant to the REIT Modernization

Act), but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax on the nondistributed amount at regular capital gains and ordinary corporate tax rates. Furthermore, if Parkway should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year; (ii) 95% of its REIT capital gain income for such year; and (iii) any undistributed taxable income from prior periods, it will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

                  Parkway may elect to retain and pay tax on net long-term capital gains and require its stockholders to include their proportionate share of such undistributed net capital gains in their income. If Parkway makes such election, stockholders would receive a tax credit attributable to their share of the capital gains tax paid by Parkway, and would receive an increase in the basis of their shares in Parkway in an amount equal to the stockholder's share of the undistributed net long-term capital gain reduced by the amount of the credit. Further, any undistributed net long-term capital gains that are included in the income of Parkway stockholders pursuant to this rule will be treated as distributed for purposes of the 4% excise tax.

                  Parkway has made and intends to continue to make timely distributions sufficient to satisfy the annual distribution requirements. It is possible, however, that the company, from time to time, may not have sufficient cash or liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at Parkway's taxable income, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceeds the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, Parkway may arrange for short-term, or possibly long-term, borrowing to permit the payment of required dividends. If the amount of nondeductible expenses exceeds noncash deductions, Parkway may refinance its indebtedness to reduce principal payments and may borrow funds for capital expenditures.

                  Under certain circumstances, Parkway may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year that may be included in Parkway's deduction for dividends paid for the earlier year. Thus, Parkway may avoid being taxed on amounts distributed as deficiency dividends; however, the company will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction taken for deficiency dividends.

                  Failure to Qualify. If Parkway fails to qualify for taxation as a REIT in any taxable year and no relief provisions apply, Parkway will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which Parkway fails to qualify will not be deductible by it, nor will such distributions be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, Parkway will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances Parkway would be entitled to such statutory relief.


TAXATION OF STOCKHOLDERS

                  Taxation of Taxable Domestic Stockholders. As long as Parkway qualifies as a REIT, distributions made to its taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income, and corporate stockholders will not be eligible for the dividends received deduction as to such amounts. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed Parkway's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his or her shares. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of such stockholder's common stock, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a stockholder's common stock, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the stockholder. In addition, any dividend declared by the company in October, November or December of any year payable to a stockholder of record on a specific date in any such month shall be treated as both paid by Parkway and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of Parkway.

                  In general, any gain or loss realized upon a taxable disposition of shares by a stockholder who is not a dealer in securities will be treated as a long-term capital gain or loss if the shares have been held for more than one year, otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of common stock by a stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as long-term capital loss to the extent of distributions from Parkway required to be treated by such stockholder as long-term capital gain.

                  Distributions that Parkway properly designates as capital gain dividends will be taxable to stockholders as gains (to the extent that they do not exceed our actual net capital gain for the taxable year) from the sale or disposition of a capital asset held for greater than one year. However, stockholders that are corporations may be required to treat up to 20% of

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certain capital gain dividends as ordinary income. A portion of capital gain dividends received by noncorporate taxpayers may be subject to tax at a 25% rate to the extent attributable to certain gains realized on the sale of real property. In addition, noncorporate taxpayers are generally taxed at a maximum rate of 20% on net long-term capital gain (generally, the excess of net long-term capital gain over net short-term capital loss) attributable to gains realized on the sale of property held for greater that one year.

                  Distributions we make and gain arising from the sale or exchange by a stockholder of shares of our stock will not be treated as passive activity income, and, as a result, stockholders generally will not be able to apply any "passive losses" against such income or gain. Distributions we make (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our stock (or distributions treated as such) will not be treated as investment income under certain circumstances.

                  Backup Withholding. Parkway will report to its domestic stockholders and the Service the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder who does not provide Parkway with its correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, Parkway may be required to withhold a portion of capital gain distributions made to any stockholders who fail to certify their non-foreign status to the company. See "Taxation of Non-U.S. Stockholders" below.

                  Taxation of Tax-Exempt Stockholders. Most tax-exempt entities, including employees' pension trusts, are not subject to Federal income tax except to the extent of "unrelated business taxable income" ("UBTI"). The Service has ruled that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute UBTI. Based upon this ruling and the analysis therein, and subject to the discussion below regarding qualified pension trust investors, distributions by Parkway to a stockholder that is a tax-exempt entity generally should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and that the common stock is not otherwise used in an unrelated trade or business of the tax-exempt entity. Revenue rulings, however, are interpretative in nature and subject to revocation or modification by the Service.

                  A "qualified trust" (defined to be any trust described in Code
Section 401(a) and exempt from tax under Code Section 501(a)) that holds more than 10% of the value of the shares of a REIT may be required, under certain circumstances, to treat a portion of distributions from the REIT as UBTI. This requirement will apply for a taxable year only if (i) the REIT satisfies the requirement that not more than 50% of the value of its shares be held by five or fewer individuals (the "five or fewer requirement") only by relying on a special "look-through" rule under which shares held by qualified trust stockholders are treated as held by the beneficiaries of such trusts in proportion to their actuarial interests therein; and (ii) the REIT is "predominantly held" by qualified trusts. A REIT is "predominantly held" by qualified trusts if either (i) a single qualified trust holds more than 25% of the value of the REIT shares, or (ii) one or more qualified trusts, each owning more than 10% of the value of the REIT shares, hold in the aggregate more than 50% of the value of the REIT shares. If the foregoing requirements are met, the percentage of any REIT dividend treated as UBTI to a qualified trust that owns more than 10% of the value of the REIT shares is equal to the ratio of (i) the UBTI earned by the REIT (computed as if the REIT were a qualified trust and therefore subject to tax on its UBTI) to
(ii) the total gross income (less certain associated expenses) of the REIT for the year in which the dividends are paid. A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year.

                  The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the five or fewer requirement without relying on the "look-through" rule. The restrictions on ownership of common stock in Parkway's Charter should prevent application of the foregoing provisions to qualified trusts purchasing common stock of Parkway pursuant to the Offering, absent a waiver of the restrictions by the Board of Directors.

                  Taxation of Non-U.S. Stockholders. The rules governing U.S. Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex, and no attempt will be made herein to provide more than a limited summary of such rules. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Stockholder. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of U.S. Federal, state and local income tax laws with regard to an investment in common stock, including any reporting requirements.

                  Distributions that are not attributable to gain from sales or exchanges by Parkway of U.S. real property interests and not designated by Parkway as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of Parkway. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces such rate. However, if income from the investment in common stock is treated as effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to a tax at graduated rates in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to a branch profits tax of up to 30% if the stockholder is a foreign corporation). Parkway expects to withhold U.S. income tax at the rate of 30% on the gross amount of any dividends paid to a Non-U.S. Stockholder that are not designated as capital gain dividends, unless (i) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with Parkway or (ii) the Non-U.S. Stockholder files an IRS Form 4224 with Parkway claiming that the distribution is income treated as effectively connected to a U.S. trade or business.

                  Distributions in excess of current and accumulated earnings and profits of Parkway will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's common stock, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's shares, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his or her common stock as described below. If at any time Parkway is not a "domestically controlled REIT," as defined below, Parkway must withhold U.S. income tax at the rate of 10% on distributions to Non-U.S. Stockholders that are not paid out of current or accumulated earnings and profits unless the Non-U.S. Stockholders provide Parkway with withholding certificates evidencing their exemption from withholding tax. If it cannot be determined at the time that such a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Stockholder may seek a refund of such amounts from the Service if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of Parkway.

                  For any year in which Parkway qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by Parkway of U.S. real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, these distributions are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. business. Thus, Non-U.S. Stockholders will be taxed on such distributions at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to treaty relief or exemption. Parkway is required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by Parkway as a capital gain dividend. This amount is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

                  Gain recognized by a Non-U.S. Stockholder upon a sale of common stock generally will not be taxed under FIRPTA if Parkway is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of its shares was held directly or indirectly by Non-U.S. Stockholders. Parkway believes that it currently qualifies as a "domestically controlled REIT," and that the sale of common stock will not therefore be subject to tax under FIRPTA. Because Parkway is publicly traded, however, no assurance can be given that the company will continue to be a domestically controlled REIT. Even if Parkway is not a "domestically controlled REIT," a Non-U.S. Stockholder's sale of common stock generally will not be subject to tax under FIRPTA as a sale of U.S. real property interests, provided that (i) Parkway's common stock is "regularly traded" on an established securities market, and (ii) the selling Non-U.S. Stockholder held 5% or less of Parkway's common stock at all times during the specified testing period. In addition, gain not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if (i) the investment in common stock is treated as effectively connected with the Non-U.S. Stockholder's trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as the U.S. stockholders with respect to such gain; or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% withholding tax on the individual's capital gains. If the gain on the sale of common stock were to be subject to tax under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alterative minimum tax in the case of nonresident alien individuals).

                  State and Local Taxes. Parkway and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside (although stockholders who are individuals generally should not be required to file state income tax returns outside of their state of residence with respect to Parkway's operations and distributions). The state and local tax treatment of Parkway and its stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the securities.


                              PLAN OF DISTRIBUTION


                  This Prospectus relates to 2,217,857 shares of common stock that may be offered and sold from time to time by the Selling Stockholder. We may issue the shares to the Selling Stockholder upon exercise of the Warrant and in exchange for shares of Series B preferred stock pursuant to our obligations under the Investment Agreement, the Warrant and pursuant to the terms of the Series B preferred stock. We are registering the offer and sale of the shares by the Selling Stockholder pursuant to our obligations under the Operating Agreement and the Warrant, but the registration of these shares does not necessarily mean that any of these shares will be offered or sold by the holder thereof. We will not receive any proceeds from the sale by the Selling Stockholder of the shares of common stock, although we may receive up to approximately $2,625,000 upon the exercise of the Warrant.

                  The shares may be sold from time to time to purchasers directly by the Selling Stockholder or the Selling Stockholder may from time to time offer the shares through one or more underwriters, broker-dealers or agents. If the shares are sold through underwriters or broker-dealers, the Selling Stockholder will be responsible for underwriting discounts or commissions or agent's commissions. The shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

                  - on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

                  -        in the over-the-counter market;

                  - in transactions otherwise than on these exchanges or systems or in the over-the-counter market; or

                  - through the writing of options, whether such options are listed on an options exchange or otherwise.


                  In connection with sales of the common stock or otherwise, the Selling Stockholder may enter into hedging transactions with broker-dealers, which broker-dealers may in turn engage in short sales of the common stock in the course of hedging in positions they assume. If the Selling Stockholder effects such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). Section 10.7 of the Investment Agreement prohibits short sales of the Company's common or preferred stock prior to October 6, 2001. Five Arrows currently has no intention of engaging in short sales of the Company's capital stock after this prohibition expires, but Five Arrows reserves the right to do so to the extent such short selling activities are legally permitted.

                  The Selling Stockholder may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to the Prospectus. The Selling Stockholder may also transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the Prospectus.

                  The Selling Stockholder and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers. In addition, upon our being notified by the Selling Stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed.

                  Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

                  There is no assurance that the Selling Stockholder will offer for sale or sell any or all of the securities covered by this Prospectus. The Selling Stockholder will only sell that common stock to the extent permitted by law.

                  The Selling Stockholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of the purchases and sales of any of the shares of common stock by the Selling Stockholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market- making activities with respect to shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

                  We will pay all expenses of the registration of the shares of common stock pursuant to the Operating Agreement estimated to be approximately $42,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the Selling Stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Stockholder against liabilities, including some liabilities under the Securities Act, in accordance with the Operating Agreement or the Selling Stockholder will be entitled to contribution. We will be indemnified by the Selling Stockholder against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the Selling Stockholder for use in this Prospectus, in accordance with the Operating Agreement or we will be entitled to contribution.

                  Once sold under the shelf registration statement, of which this Prospectus forms a part, the shares of common stock will be freely tradeable in the hands of persons other than our affiliates.


                                  LEGAL MATTERS


                  Certain legal matters will be passed upon for us by Jaeckle Fleischmann & Mugel, LLP, Buffalo, New York.



                                     EXPERTS


                  The consolidated financial statements and schedule of Parkway Properties, Inc. appearing in Parkway Properties, Inc.'s Annual Report on Form 10-K for the years ended December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

                  The following table sets forth the various expenses in connection with the issuance and distribution of the Securities, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee.

                  SEC Registration Fee...................................................................   $16,252
                  New York Stock Exchange, Inc. Listing Fee..............................................   $     0
                  Blue Sky fees and expenses.............................................................   $     0
                  Printing and engraving expenses........................................................   $ 5,000
                  Legal fees and expenses................................................................   $10,000
                  Accounting fees and expenses...........................................................   $10,000
                  Miscellaneous..........................................................................   $   748
                                                                                                            -------

                           Total.........................................................................   $42,000
                                                                                                            =======


ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

                  Parkway's Charter contains a provision authorizing Parkway to indemnify and hold harmless, to the fullest extent permitted by Maryland law, its directors and officers involved in an action, suit or proceeding.

                  Section 2-418 of the Maryland General Corporation Law (the "Indemnification Statute"), the law of the state in which Parkway is organized, empowers a corporation, subject to certain limitations, to indemnify its officers and directors against expenses, including attorneys' fees, judgments, penalties, fines, settlements and expenses, actually and reasonably incurred by them in any suit or proceeding to which they are parties unless the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith, or was the result of active and deliberate dishonesty, or the director received an improper personal benefit or, with respect to a criminal action or proceeding, the director had no reasonable cause to believe the director's conduct was unlawful.

                  Parkway has entered into an indemnification agreement (the "Indemnification Agreement") with each of its directors and officers, and the Board of Directors has authorized Parkway to enter into an Indemnification Agreement with each of the future directors and officers of Parkway. The Indemnification Statute permits a corporation to indemnify its directors and officers. However, the protection that is specifically afforded by the Indemnification Statute authorizes other arrangements for indemnification of directors and officers, including insurance. The Board of Directors has approved and the stockholders have ratified the Indemnification Agreement, which is intended to provide indemnification to the maximum extent allowable by, or not in violation of, or offensive to, any law of the State of Maryland.

                  The Indemnification Agreement provides that Parkway shall indemnify a director or officer who is a party to the agreement (the "Indemnitee") if he or she was or is a party to or otherwise involved in any proceeding by reason of the fact that he or she was or is a director or officer of Parkway, or was or is serving at its request in a certain capacity of another entity, against losses incurred in connection with the defense or settlement of such proceeding. This indemnification shall be provided to the fullest extent permitted by Maryland law. This is similar to the indemnification provided by the Indemnification Statute except that indemnification is not available to the Indemnitee who is adjudged liable on the basis that a personal benefit was improperly received or who pays any amount in settlement of a proceeding without Parkway's written consent.


ITEM 16.          EXHIBITS.

                  The following exhibits are filed herewith (or incorporated by reference):

(5) Opinion of Jaeckle Fleischmann & Mugel, LLP regarding legality of securities being registered (incorporated by reference to our Registration Statement on Form S-3 (File No. 333-55882)).

(8) Opinion of Jaeckle Fleischmann & Mugel, LLP regarding certain tax matters (incorporated by reference to our Registration Statement on Form S-3 (File No. 333-55882)).

(23)(a)           Consent of Ernst & Young LLP (filed herewith).

    (b) Consent of Jaeckle Fleischmann & Mugel, LLP (incorporated by reference to our Registration Statement on Form S-3 (File No. 333-55882)).

(24) Powers of Attorney (incorporated by reference to our Registration Statement on Form S-3 (File No. 333-55882)).

(99)(a) Operating Agreement dated October 6, 2000 between Parkway and Five Arrows Realty Securities III, L.L.C. (incorporated by reference to Parkway's Form 8-K filed October 10, 2000).

      (b) Investment Agreement dated as of October 6, 2000 between Parkway and Five Arrows Realty Securities III, L.L.C. (incorporated by reference to Parkway's Form 8-K filed October 10, 2000).

      (c) Agreement and Waiver dated as of October 6, 2000 between Parkway and Five Arrows Realty Securities III, L.L.C. (incorporated by reference to Parkway's Form 8-K filed October 10, 2000).

      (d) Warrant dated as of October 6, 2000 issued by Parkway to Five Arrows Realty Securities III, L.L.C. (incorporated by reference to Parkway's Form 8-K filed October 10, 2000).


ITEM 17.          UNDERTAKINGS.

                  (a) The undersigned Registrant hereby undertakes:

                           (1) To file, during any period in which offers or
sales are being made, a post-effective amendment to this Registration Statement:

                                    (i) To include any prospectus required by
Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities
Act");

                                    (ii) To reflect in the prospectus any facts
or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                                    (iii) To include any material information
with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                           (2) That, for the purpose of determining any
liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                           (3) To remove from registration by means of a
post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES
                                   ----------



                  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Mississippi as of the 22nd day of August 2001.



                                      PARKWAY PROPERTIES, INC.



                                      By: /s/ Steven G. Rogers
                                         ---------------------------------------
                                          Steven G. Rogers
                                          Chief Executive Officer and President

                  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following person in the capacity indicated on August 22, 2001.



NAME                           TITLE                                           -
----                           -----                                            |
                                                                                |
Leland R. Speed                Chairman                                         |
                                                                                |
Steven G. Rogers               Director, Chief Executive                        |
                               Officer and President                            |
                                                                                |
Marshall A. Loeb               Chief Financial Officer                          |
                                                                                |
Daniel C. Arnold               Director                                         }   /s/ Steven G. Rogers
                                                                                |   --------------------------------
Roger P. Friou                 Director                                         |   Steven G. Rogers, Individually
                                                                                |   and as Attorney-in-Fact
Martin L. Garcia               Director                                         |
                                                                                |
Michael J. Lipsey              Director                                         |
                                                                                |
Joe F. Lynch                   Director                                         |
                                                                                |
C. Herbert Magruder            Director                                         |
                                                                                |
W. Lincoln Mossop, Jr.         Director                                        -